Exhibit 99.1

DHX Media to Report its Fiscal 2019 First Quarter Results on November 13, 2018

HALIFAX, Oct. 31, 2018 /CNW/ - DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM), a global children's content and brands company, will report its Fiscal 2019 first-quarter results before markets open on November 13, 2018.

DHX Media senior management will host a live webcast and conference call for investors and analysts at 8:00 a.m. ET on November 13, 2018 to discuss the Company's results. Media are welcome to listen in.

Live audio webcast and conference call:

Interested parties may access the live webcast with audio and presentation at https://event.on24.com/wcc/r/1871180/0A5B488CDD2FB7514ECFC1907820E6E6.

The webcast will be archived at this link for 90 days.

To listen by phone only, please call +1 (888) 231-8191 or +1 (647) 427-7450 internationally, and reference conference ID 7071559. Please allow 10 minutes to be connected to the conference call. Instant replay will be available after the call on +1 (855) 859-2056, under passcode 7071559, until 11:59 p.m. ET, November 20, 2018.

The presentation for the call will also be posted to the Investor Relations section of the Company's website, at: http://www.dhxmedia.com/investors.

The audio and transcript will also be permanently archived on the Company's website beginning approximately two days following the event.

About DHX Media
DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children's content and brands company, recognized for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the timing of the Company's release of financial results and the business strategies and operational activities of DHX Media. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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SOURCE DHX Media Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2018/31/c1853.html

%CIK: 0001490186

For further information: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, DHX Media Ltd., nancy.chanpalmateer@dhxmedia.com, +1 416-977-7358; Media: Shaun Smith - Director, Corporate & Trade Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 31-OCT-18